LETTER OF AGREEMENT

Frank Evanshen   December 1, 2005
Chief Executive Officer
WordLogic Corporation

Dear Frank:

This is to confirm our understanding regarding the retention of Pfeiffer High Investor Relations, Inc. (PHIR) as investor relations consultants for WordLogic Corporation (WLGC).

As investor relations consultants, PHIR will work, subject to your direction and that of other representatives of senior management, on investor relations activities for WLGC.

For providing services, PHIR will be paid a monthly retainer fee of $5,000, payable on the first business day of each month. PHIR will also be reimbursed for all approved out-of-pocket expenses, including, but not limited to, travel, printing, postage, long distance, newswires and similar costs.

In addition, WLGC will grant to PHIR principals John Pfeiffer and Geoff High for a total purchase price of $25.00 a total of 250,000 warrants to purchase 250,000 shares of WLGC common stock. The warrants will be issued in the following increments:

For John Pfeiffer:
- 62,500 exercisable at $0.50
    Vesting: 10,416 vest on December 1, 2005, with 10,416 vesting on the first day of each month thereafter until May 1, 2006, at which time the remaining 10,420 will vest.
- 62,500 exercisable at $1.00
    Vesting: 10,416 vest on June 1, 2006, with 10,416 vesting on the first day of each month thereafter until November 1, 2006, at which time the remaining 10,420 will vest.

For Geoff High:
- 62,500 exercisable at $0.50
    Vesting: 10,416 vest on December 1, 2005, with 10,416 vesting on the first day of each month thereafter until May 1, 2006, at which time the remaining 10,420 will vest.
- 62,500 exercisable at $1.00.
    Vesting: 10,416 vest on June 1, 2006, with 10,416 vesting on the first day of each month thereafter until November 1, 2006, at which time the remaining 10,420 will vest.

Both Pfeiffer and High will receive individual warrant agreements within 30 days of execution of this agreement reflecting the above as well as the following terms: All warrants will be irrevocable, and WLGC agrees to waive existing WLGC requirements, if any, that would cause the warrants to be forfeited by Pfeiffer and High prior to December 1, 2010 for any reason, including but not limited to termination of this consulting agreement. In addition, all warrants will have a five-year term, be assignable and have cashless exercise provisions and piggyback registration rights.

If Pfeiffer High is responsible for introducing WordLogic to a funding source that ultimately raises capital for WordLogic, then Pfeiffer High will be compensated in cash at closing at the rate of 1.5% of the total amount raised.

In providing services, PHIR will use and rely upon information, representations, reports and/or data furnished by WLGC. PHIR will have no responsibility to determine the accuracy of any such information. WLGC agrees to defend, indemnify and hold harmless PHIR against all losses, claims, damages and/or liabilities that arise out of PHIR's reliance upon and authorized use of such information, representations, reports and/or data.

This agreement will commence December 1, 2005, and remain in force on a month-to-month basis and may be terminated by either party upon 30 days' written notice. If this Agreement meets with your approval, please initial page one, sign page two and return to PHIR via fax at 303-393-7122. It is agree that a fax copy shall serve as an original. Upon execution by both parties, this agreement supersedes any prior agreements between the two parties.

PHIR: By: /s/ Jay Pfeiffer   WLGC: By: Frank Evanshen
              Jay Pfeiffer, President   Frank Evanshen, CEO